May 13, 2005


Ms. Linda Cvrkel, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 03-05
Washington, D.C.  20549

                                  RE:  Noble Roman's, Inc.
                                       Form 10-K For Year Ended 12/31/04
                                       Commission File #000-11104
Dear Ms. Cvrkel:

We received your comments dated May 2, 2005 regarding the above referenced file. Our response to those comments below corresponds to the numbered comments in your letter of May 2, 2005.

1)   Noble Roman's, Inc. ("Noble Roman's" or the "Company")hereby acknowledges
     (i) that it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2) The following language will be included with financial statements included in future filings.

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates. The Company evaluates the carrying values of its assets, including property, equipment and related costs, accounts receivable and deferred tax asset, periodically to assess whether any impairment indications are present, due to (among other factors) recurring operating losses, significant adverse legal developments, competition, changes in demands for the Company's products or changes in the business climate that affect the recovery of recorded value. If any impairment of an individual asset is evident, a charge will be provided to reduce the carrying value to its estimated fair value.

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3)   Interest income was included in total revenue for the years 2002, 2003 and
     2004 in the amount of $69,528, $68,948 and $60,449, respectively. The amount of interest was not considered material to the financial statements as to require separate classification in order to make the statements not misleading.

     In future years, if the interest income becomes material to the operating income, the Company will include the interest in non-operating income presented below the operating income line on the statement of operations.

4) The 115,000 common shares issued in December 2002 were for partial settlement, in addition to cash paid, for the termination of a lease for one of the former locations of the discontinued operations. The shares so issued contained the following restrictive legend: "The common shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, or any state's securities laws. These shares may not be transferred in any manner without registration or an available exemption from registration."

     The Company's common stock was quoted on the OTC/BB at $.65 per share at the time of the transaction. This stock only traded nine days during December 2002 for a total of 59,700 shares during the entire month. In order to assess the fair market value of the shares at the date of issuance, because of the minimal trading, there should be some discount, at least 20%, which would take the value to $.52 per share and an additional discount of at least 33% to reflect securities law restrictions on the unregistered stock. Accordingly, the Company estimates that the value of the shares was approximately $.35 per share.

     Had the value been attributed to those shares of stock, the entry would have been:

                  Debit loss on discontinued operations       $26,565
                  Debit deferred tax asset                     13,685
                  Credit common stock                         $40,250
                  To record the issuance of 115,000
                  shares of common stock as partial payment of a lease termination for one of the locations in the discontinued operations by charging the loss to discontinued operations net of tax effect.

     Had that entry been made, the effect on the statement of operations:

                                                         2002, As   2002, With
                                                         Reported   Above Entry

         Net income from continuing operations          $ 806,913   $ 806,913
         Loss from discontinued operations net of tax    (313,918)   (340,483)
                                                        ---------   ---------
         Net income                                     $ 493,714   $ 466,430

         Net income per share                           $     .03   $     .03

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     Had the entry been made, the effect on equity section of the balance sheet:

                                                       2002, As     2002, With
                                                       Reported     Above Entry

         Common stock                                 $17,789,452   $17,829,702
         Preferred stock                                4,929,274     4,929,274
         Accumulated deficit                          (21,550,365)  (21,576,930)
                                                      -----------   -----------
         Total stockholders' equity                   $ 1,168,361   $ 1,182,046

     The effect on the financial statements, as demonstrated, is immaterial both to the statement of operations and the balance sheet. In addition, the Company believes the above calculation overstates the true value of restricted stock in December 2002. It is the Company's belief that restricted stock in 2002 had only minimal, if any, market value.

5) The Company will include the following note to its financial statements in future filings, "In conjunction with the development of Noble Roman's Pizza and Tuscano's Italian Style Subs, the Company has devised its own recipes for many of the ingredients that go into the making of its products ("Proprietary Products"). The Company contracts with various manufacturers to manufacture its Proprietary Products in accordance with the Company's recipes and formulas and to sell those products to authorized distributors at a contract price which includes an allowance for use of the Company's recipes. The manufacturing contracts also require the manufacturers to remit those allowances to the Company on a periodic basis, usually monthly. The Company recognizes those allowances in revenue as earned based on purchase reports from the distributors."

6) In future filings the Company will include the amount of any allowance for uncollectible accounts and include in the notes to financial statements the Company's policy for recording the allowances, determining past due or delinquent status and writing off uncollectible accounts.

7) The original $1.375 conversion price of the notes and the amended conversion price of $1.00 per share were determined by arms length negotiations between the investors in the notes and the Company. A detailed discussion of the historical background that led to the negotiation and execution of the convertible note financing is set forth immediately below.

     During 1995 and 1996, the Company attempted a major acquisition of a 187-unit pizza restaurant chain operating in seven states in the Northeast as a part of a strategic decision to acquire and consolidate other regional chains. For a number of reasons this attempted acquisition failed, despite senior management devoting substantially all of its attention to that attempt for a period of almost 18 months. As the Company's focus was

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     increasingly on the acquisition transaction, the Company's primary market was, as a result of several demographic/consumption trends, targeted for expansion by a large number of mid-scale dining chains. The unemployment rates in the Company's labor markets were approaching record lows and the Company's personnel were aggressively recruited by others. Senior management, due to the acquisition transaction, was unable to participate in daily operations during the period.

     Because of the Company's dramatic employee turnover and its inability to stabilize staffing levels through ordinary recruiting efforts, sales and margins declined. The Company suffered serious losses and defaulted on its loan agreement with its primary lender. Due to a lack of staffing and the Company's financial difficulties, the Company closed 19 of its restaurants in May 1997 and initiated a turnaround strategy consisting of three primary elements:

          o Negotiating a series of debt restructurings, as described below, with its primary lender, The Provident Bank, whereby the bank loaned the Company additional money, converted a portion of its debt to equity and extended maturity of remaining debt. The Company also obtained additional funding from various investors associated with the Geometry Group, New York, in the form of convertible participating income notes which may, at the option of the investors, be converted to equity April 15, 2003.
          o Restructuring the Company's executive staff, including the appointment of Scott Mobley as President, Wade Shanower as Vice President of Operations, Troy Branson as Vice President of Franchising and Art Mancino as Vice President of Development.
          o Initiating franchising Noble Roman's Pizza Express for non-traditional locations such as convenience stores, grocery stores, truck stops, travel centers, universities, bowling centers and to other traditional restaurants as a co-brand.

     On November 19, 1997, the Company entered into an amended and restated credit agreement with The Provident Bank. The amended and restated agreement provided for the reduction of previous outstanding debt of $11,000,000, cancellation of previously accrued interest, no interest to be paid or accrued on such debt until November 1, 1998, interest on such debt of 8% per annum payable monthly in arrears after November 1, 1998, maturity of the subject note extended to December 2001, principal payments on such debt beginning December 1, 1998 in an amount equal to 50% of excess cash flow as defined in the agreement, and the cancellation of a previously issued warrant to purchase 465,000 shares of the Company's common stock. In addition, the agreement provided for a new loan in the amount of $2,580,000 due in December 2000 with interest payable monthly in arrears at a rate of prime plus 2.5% per annum. These arrangements were made in consideration for a new warrant to purchase 2,800,000 shares of the Company's common stock with an exercise price of $.01 per share.

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     On August 13, 1998, the Company obtained additional financing of
     $2,000,000. This financing was in the form of a loan due in December 2001 and was to bear interest at 2 1/2 % per annum over the prime rate payable monthly. Simultaneous with making the loan, the bank received a warrant to purchase an additional 750,000 shares of the Company's stock at an exercise price of $.01 per share. The warrant was valued at $708,600, reflected as a discount to the note and amortized to interest expense over the term of the note.

     On December 31, 1998, converted $1,600,000 principal amount of previous notes payable plus all accrued interest through December 31, 1998 into 921,066 shares of common stock in the Company. At the same time, replaced the remaining notes with one note in the amount of $14,572,366.47 bearing interest of 8.75% per annum. The note was to mature November 30, 2001. Interest on said note was to be paid monthly commencing February 1, 1999. Principal payments on the note were to be made quarterly in arrears in an amount equal to 50% of excess cash flow for the previous quarter as defined in the amended credit agreement.

     On May 1, 1999, canceled its existing note in the amount of $14,572,366 and replaced the canceled note with Tranche Y Term Loan in the principal amount of $8,000,000 and Tranche Z Term Loan in the principal amount of $6,572,366. Tranche Y Term Loan was to bear interest of 8.75% per annum payable monthly in arrears. Tranche Y Term Loan was to mature on April 15, 2003. Principal payments on the Tranche Y Term Loan were payable quarterly in arrears in an amount equal to 50% of excess cash flow from the previous quarter as defined in the amended credit agreement. Tranche Z Term Loan was to bear interest of 8.75% per annum to be paid in PIK notes quarterly in arrears. Tranch Z Term Loan was to mature on April 15, 2003. There were to be no payments on the Tranche Z Term Loan until such time as Tranche Y Term Loan was paid in full, after which principal payments would be payable in amounts equal to 50% of the excess cash flow from the previous quarter as defined in the amended credit agreement. Simultaneous with this transaction, the Company and the bank entered into a Security Purchase Agreement with Geometry Group whereby Geometry Group, through various investors, loaned the Company $2,235,600 evidenced by Participating Income Notes which were to bear interest at the rate of 7.5% of certain revenues of the Company as defined in the Securities Purchase Agreement and were to mature on April 15, 2003. At maturity the Participating Income Note, at the option of the holder, was (i) to be paid in cash, (ii) to be paid by issuance of common stock at a conversion rate of $1.375, or (iii) a combination of cash and common stock.

     In December 1999, given the potential size of the opportunities in the non-traditional and co-branding segments, management determined that all financial and human resources at the Company's disposal would need to be focused on franchise services to maximize the potential outside of operating full-service traditional restaurants. As a result of that strategic decision, the Company closed another 16 of its full-service

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     restaurants and began efforts to franchise the remaining 31 full-service restaurants. Accordingly, all assets associated with the full-service operations were reduced to the estimated sales price of the 31 restaurants that the Company was expecting to sell. The reduction of the carrying value of all of those activities in 1999 associated with the full-service restaurants and a reserve for future costs associated with those restaurants in the amount of $1,599,032 was charged to a loss on discontinued operations totaling $13,754,353 before income tax benefit.

     During 2000, the Company entered into a series of transactions resulting in its obtaining approximately $10.4 million in additional capital. The additional capital came from investors associated with The Geometry Group in New York and certain other investors purchasing approximately $3.2 million of common stock for cash, the bank exchanging $6.5 million senior secured debt and $740,000 PIK notes for $2.4 million of common stock and $4.9 million in no-yield preferred stock which may later be converted to common stock at $3.00 per share at the bank's option and an officer converted $312,000 of notes into common stock. These transactions were at $1.00 per share. At the time of these transactions, to obtain this additional financing, the conversion rate of the previous issued participating income notes held by Geometry Group was reduced by negotiation to $1.00 from $1.375 per share. All of these sales were made in reliance upon the exemption from the registration requirements of the 1933 Act set forth in Section 4(2) of the 1993 Act.

     Because of the uncertainties and ongoing financial problems that the Company was experiencing and the other recently negotiated transactions at the same price per share, the Company's view is that at the time the conversion rate on the participating income notes was negotiated and at the time it was amended, there was no difference between the conversion price and the fair value of the common stock. Therefore, there was not a beneficial conversion feature, pursuant to EITF 98-5, since the difference between the conversion price and the fair value of the common stock into which the debt it convertible was zero.

8) The Company will include the detail contained in its response to comment 15 in future filings in notes to its financial statements.

9) In future filings the Company will disclose the nature and amount of the charges to loss on discontinued operations.

10) In general, SFAS 109 requires income tax expense or benefit for the year to be allocated according to the pre-tax income or loss of the various segments. In prior years the entire tax benefit was not recorded as a result of the loss from discontinued operations because it was unclear that the entire benefit could be realized before credit expired. Since the tax benefit being recorded related to the previously unrecorded tax benefit, as a result of loss from discontinued operations, it would be misleading to

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     now record that benefit to ongoing operations.

Please call upon us if you have any questions or if we otherwise can be of assistance. Thank you very much.


Sincerely,

/s/ Paul W. Mobley

Paul W. Mobley
Chief Executive Officer of Noble Roman's, Inc.
and Chief Financial Officer of Noble Roman's, Inc.

cc:  Claire Lamoureux












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